UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Newcourt Acquisition Corp
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G6448C 103
(CUSIP Number)

Newcourt SPAC Sponsor LLC
2201 Broadway Suite 705 Oakland, CA 94612
(657) 271-4617
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January [10], 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Newcourt SPAC Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,455,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,455,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,455,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ See footnote (1) below.
13	Percent of Class Represented by Amount in Row (11) 84.83%
14	Type of Reporting Person (See Instructions) OO

(1)	Excludes 460,000 shares which may be purchased by exercising warrants that are not presently exercisable.

1	Names of Reporting Persons. Marc Balkin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,455,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 7,455,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,455,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) • See footnote (1) below.
13	Percent of Class Represented by Amount in Row (11) 84.83%
14	Type of Reporting Person (See Instructions) OO

(1)	Excludes 460,000 shares which may be purchased by exercising warrants that are not presently exercisable.

SCHEDULE 13D/A

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Schedule”) is being filed on behalf of Newcourt SPAC Sponsor LLC, a Delaware limited liability company (the “Sponsor”) and Marc Balkin (each of Marc Balkin and the Sponsor, a “Reporting Person”) for the purposes of (i) updating the ownership percentage of the Reporting Persons and (ii) updating the managing member of the Sponsor reported in the Schedule 13D filed by the Sponsor with the U.S. Securities and Exchange Commission (the “SEC”) on November 1, 2021, as amended by Amendment No. 1 to Schedule 13D on February 13, 2023 (the “Statement”)

This Schedule is being filed to report amendments to the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 1.	Security and Issuer.

This Schedule relates to the Class A ordinary shares (“Ordinary Shares”), par value $0.0001 per share, of Newcourt Acquisition Corp, a Cayman Islands exempted company (the “Issuer”) whose principal executive offices are located at 2201 Broadway, Suite 705, Oakland, CA 94612.

Item 2.	Identity and Background

Item 2 of this Schedule is amended and replaced in its entirety as follows, including for the purpose of updating the managing member of the Sponsor:

The Schedule is being filed by the following person:

Newcourt SPAC Sponsor LLC; and

Marc Balkin

Sponsor is organized under the laws of the State of Delaware. Marc Balkin is the sole manager of Sponsor. The address for the principal business office for each of the Reporting Persons is 2201 Broadway, Suite 705, Oakland, CA 94612.

The principal business of the Sponsor is investing in securities, including the securities of the Issuer.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Placement Units (as defined below) was $9,200,000. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of Sponsor.

Item 4.	Purpose of Transaction

Founder Shares

In March 2021, the Sponsor purchased an aggregate of 5,912,500 Class B ordinary shares (the “Founder Shares”) for an aggregate purchase price of $25,000, or approximately $0.004 per share. In September 2021, the Issuer effected a dividend of approximately 0.017 shares for each outstanding Class B ordinary share, resulting in there being an aggregate of 6,015,000 Founder Shares outstanding. On October 19, 2021, the Issuer effected a dividend of approximately 0.099 shares for each outstanding Class B ordinary share, resulting in there being an aggregate of 6,611,500 Founder Shares outstanding, which amount included an aggregate of up to 841,500 Founder Shares that were subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full. Since the underwriters’ over-allotment was partially exercised, the Sponsor forfeited 76,500 Founder Shares. The Founder Shares will automatically convert into Ordinary Shares at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

Placement Units

On October 22, 2021, as part of a private placement units purchase agreement dated October 19, 2021 (the “Unit Subscription Agreement”), Sponsor purchased 920,000 placement units (the “Placement Units”) from the Issuer for an aggregate purchase price of $9,200,000. Each Placement Unit consists of one Class A ordinary share (“Placement Share”) and one-half of one redeemable warrant (each, a “Placement Warrant”). Each whole Placement Warrant is exercisable to purchase one ordinary shares at a price of $11.50 per share, subject to adjustment, during the period commencing on the later of (i) twelve (12) months from the date of the closing of the IPO and (ii) 30 days following the consummation of the Business Combination.

The foregoing description of the Unit Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

Sponsor and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which Sponsor agreed to (i) waive its redemption rights with respect to its Founder Shares and public shares in connection with the completion of the Issuer’s initial Business Combination and (ii) waive its rights to liquidating distributions from the trust account with respect to its Founder Shares if the Issuer fails to complete our initial Business Combination within 15 months from the closing of the IPO (although the Sponsor will be entitled to liquidating distributions from the trust account with respect to any public shares it holds if the Issuer fails to complete its initial Business Combination within the prescribed time frame).

Voting Agreement

Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares, and any Ordinary Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public shareholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding Ordinary Shares voted are voted in favor of the Business Combination.

Lock-up Agreement

Further pursuant to the Letter Agreement, Sponsor agreed that the Founder Shares, Placement Units, and securities contained therein are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in the Company’s public shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, and (ii) in the case of the Placement Units, including the component securities therein, until 30 days after the completion of the Business Combination, with certain limited exceptions.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

 Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Sponsor, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register Founder Shares, Placement Units, any Ordinary Shares issuable upon the exercise of Placement Warrant, any Ordinary Shares issuable upon the conversion of the Founder Shares, and any Ordinary Shares that may be issued as part of working capital loans. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Sponsor acquired the securities described in this Schedule for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Sponsor and its designees to the Issuer’s board of directors (the “Board”) may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that the Sponsorwill propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purposes or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by the Reporting Persons, as well as the number of Ordinary Shares as to which the Reporting Persons have the power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 8,788,021 Ordinary Shares outstanding as of the date hereof, which is the sum of: (i) 1,113,021 Ordinary Shares held by public shareholders after the redemption of 23,497,468 Ordinary Shares in February 2023 and the redemption of 389,511 Ordinary Shares in July 2023, (ii) 1,140,000 Ordinary Shares issuable upon exercise of the Placement Units, and (iii) 6,535,000 Ordinary Shares issuable upon conversion of the Founder Shares.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Newcourt SPAC Sponsor LLC	7,455,000	84.83%	7,455,000	0	7,455,000	0
Marc Balkin	7,455,000	84.83%	0	7,455,000	0	7,455,000

The securities reported above are held of record by Sponsor and include: (i) 920,000 Ordinary Shares issuable upon exercise of the Placement Units and (ii) 6,535,000 Ordinary Shares issuable upon conversion of the Founder Shares.

Sponsor is the record holder of the securities reported herein. Marc Balkin is the sole manager of Sponsor.

(c) The Reporting Persons have not effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Unit Subscription Agreement, Letter Agreement, and Registration Rights Agreement and is incorporated herein by reference. A copy of these agreements are attached as exhibits to this Schedule, and are incorporated herein by reference.

The Issuer entered into the Amended and Restated Business Combination Agreement, dated July 31, 2023 (as amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Issuer, the Sponsor, Psyence Group Inc., a corporation organized under the laws of Ontario, Canada (“Parent”), Psyence Biomedical Ltd., a corporation organized under the laws of Ontario, Canada (“Pubco”, and after the closing of the merger, the “Combined Company”), Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a direct and wholly owned subsidiary of Pubco (“Merger Sub”), Psyence Biomed Corp., a corporation organized under the laws of British Columbia, Canada (“Original Target”), and Psyence Biomed II Corp., a corporation organized under the laws of Ontario, Canada (“Psyence”). We refer to transactions contemplated by the Business Combination Agreement, collectively, as the “Business Combination”.

On January 15, 2024, the Sponsor entered into a securities purchase agreement (the “Securities Purchase Agreement”) by and among Pubco, Psyence, Sponsor and a purchaser (the “Purchaser”) relating to up to four senior secured convertible notes (collectively, the “Notes”), obligations under which will be guaranteed by certain assets of Pubco and Psyence, issuable to the Purchaser at or after the Closing of the Business Combination (the “Closing”), as the case may be, for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in subscription amounts, as described in more detail in the Issuer’s Current Report on Form 8-K filed on January 16, 2024. Pursuant to the Securities Purchase Agreement, Sponsor has agreed to transfer, immediately prior the the Closing, an aggregate of 3,000,000 Ordinary Shares (the “Structuring Shares”), 1,300,000 of which will be transferred to the Purchaser, 1,300,000 of which will be transferred to Tabula Rasa Ltd and 400,000 of which will be transferred to Launchpad Capital Opportunities Fund LP (Series SPAC). It is contemplated by the Securities Purchase Agreement that the Sponsor will enter into a lock-up agreement to amend the current lock-up terms, such that all Structuring Shares will be freely tradable without restriction upon Closing, and the remaining Ordinary Shares held by Sponsor will be subject to lock-up restrictions until 180 days following the closing of the Business Combination, or such later date pursuant to the terms set forth therein.

Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Letter Agreement, dated October 19, 2021, by and among the Issuer and the Issuer’s security holders named therein, and the officers and directors of the Company. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed October 25, 2021).
2	Registration Rights Agreement, dated October 19, 2021, by and among the Issuer and certain security holders. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed October 25, 2021).
3	Placement Unit Subscription Agreement, dated October 19, 2021, by and between the Issuer and the Sponsor. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed October 25, 2021).
4	Securities Purchase Agreement, dated January 15, 2024, by and between the Sponsor and the other parties thereto, (Incorporated by reference to exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed January 16, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2024

NEWCOURT SPAC SPONSOR LLC

By:	/s/ Marc Balkin
Name:	Marc Balkin
Title:	Manager